SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       Documentation of the Ordinary and Extraordinary General Shareholders’ Meeting summoned for April 27, 2017

Buenos Aires, March 22, 2017

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Documentation of the Ordinary and Extraordinary General Shareholders’ Meeting summoned for April 27, 2017

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to present the documentation of the referred Shareholders’ Meeting summoned for April 27, 2017.

We hereby attach:

a)	The Notice of Summons of the Ordinary and Extraordinary General Shareholders’ Meeting.

b)	The proposals of the Board of Directors with respect to the matters submitted for the consideration of the Shareholders’ Meeting.

c)	The Minutes of the Audit Committee Nº 181.

Sincerely,

Pedro G. Insussarry

Responsible for Market Relations

FREE TRANSLATION

TELECOM ARGENTINA S.A.

CALL TO ORDINARY AND EXTRAORDINARY

GENERAL SHAREHOLDERS’ MEETING

The shareholders are summoned to an Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 27, 2017, at 10 a.m. on the first call, and at 11 a.m. on the second call (for the matters that must be decided at an Ordinary Meeting) at the corporate offices at Ave. Alicia Moreau de Justo N° 50, Ground Floor, City of Buenos Aires, in order to consider the following items:

AGENDA

1.       Appointment of two shareholders to approve and sign the Minutes of the Meeting.

2.       Consideration of the documentation required by Law 19,550 section 234 subsection 1, the ‘Comisión Nacional de Valores’ (CNV) Rules and MERVAL Listing Rules and the accountable documentation in English required by the Rules US Securities & Exchange Commission Rules, for the twenty-eighth Fiscal Year, ended December 31, 2016 (‘Fiscal Year 2016’).

3.       Consideration of the destination of Retained Earnings as of December 31, 2016 (P$ 3,975 million) and the proposal of the Board of Directors to allocate the total amount of said Retained Earnings for the constitution of a ‘Reserve for Future Cash Dividends’.

Consideration of the proposal about the withdrawal of P$2,730 million from the ‘Voluntary Reserve for Capital Investments’ and to withdraw the total amount of the ‘Voluntary Reserve for Future Investments’ (P$2,904 million), increasing the ‘Reserve for Future Cash Dividends’ with these withdrawals.

4.       Consideration of the performance of Board Members who have served from April 29, 2016 to the date of this General Meeting.

5.       Consideration of the performance of Supervisory Committee Members who have served from April 29, 2016 to the date of this General Meeting.

6.       Consideration of the compensation for the members of the Board of Directors who served during Fiscal Year 2016 (from the General Meeting of April 29, 2016 to the date of this Meeting). Proposal to pay the total amount of P$36,900,000, representing 0.92% of the ‘accountable earnings’, calculated according to CNV Rules section 3, Title II, Chapter III (N.T. 2013).

7.       Authorize the Board of Directors to make advance payments to those Directors who serve during Fiscal Year 2017 (from the date of this Meeting until the Meeting considering the documentation for said year, contingent upon what said Meeting resolves).

8. Consideration of the compensation of Supervisory Committee Members for their services during Fiscal Year 2016 (from the General Meeting of April 29, 2016 to the date of this Meeting). Proposal to pay the total amount of P$6,500,000.

9. Designation of one Regular Director and four Alternate Directors to perform from the date of this Shareholders’ Meeting and for two Fiscal Years.

10. Determination of the number of regular and alternate Members of the Supervisory Committee for Fiscal Year 2017.

11. Elect regular members of the Supervisory Committee.

12. Elect alternate members of the Supervisory Committee.

13. Authorize the Board of Directors to make advance payments for the Supervisory Committee members who served during Fiscal Year 2017 (from the date of this Meeting to the Meeting considering the documentation for said year, contingent upon what said Meeting resolves).

14. Determine the compensation of Independent Auditors who provided services during Fiscal Year 2016.

15. Appoint Independent Auditors to audit the financial statements for the Fiscal Year 2017, and determination of their compensation.

16. Consider the budget for the Audit Committee for Fiscal Year 2017 (P$3,400,000)

THE BOARD OF DIRECTORS

Note 1: According to Sections 70 and 244 of the General Corporation Law, Item 3 of the Agenda will be addressed according to the Rules applicable to the Extraordinary Meeting. The rest of the items will be addressed according to the Rules applicable to the Ordinary Meeting.

Note 2: To be able to attend the Shareholders’ Meeting, it is required to deposit the book-entry shareholding certificates issued for that purpose by ‘Caja de Valores S.A.’, no later than three business days prior to the date of the Shareholders’ Meeting, at Avda. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10 a.m. to 12 p.m. and from 3 p.m. to 5 p.m. The deadline to submit the share certificate is April 21, 2017, at 5 p.m.

Note 3: The documentation to be discussed at the Shareholders’ Meeting, including the proposals of the Board of Directors related to the matters to be considered, are available at Telecom Argentina’s website: www.telecom.com.ar. Hard copies of such documents may be obtained at the place and time stated in Note 2.

Note 4: Pursuant to the provisions of section 22 of Chapter II, Title II of CNV Rules, at the time of registration and at the time of attending the Meeting, shareholders must supply all the details of the holders and their representatives. Legal entities constituted abroad, trusts or any other similar entity must provide the information and deliver the documentation as required by the CNV Rules in sections 24, 25 and 26 of Chapter II, Title II.

Note 5: Those registered to participate in the Shareholders’ Meeting as custodians or administrators of any third party shareholdings are reminded of the need to fulfill the requirements of section 9, Chapter II, Title II of the CNV Rules, to be able to cast a vote in a divergent manner.

Note 6: Shareholders are requested to be present no later than 15 minutes prior to the scheduled time of the Meeting in order to file their proxies and sign the Attendance Book.

Mariano M. Ibañez

Chairman

FREE TRANSLATION

TELECOM ARGENTINA S.A.

PROPOSALS OF THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING SUMMONED FOR APRIL 27, 2017 REGARDING THE ITEMS OFTHE AGENDA.

Proposal for the first item of the agenda:

It is proposed to the Shareholders’ Meeting the designation of the two shareholders that register the higher number of shares to participate in the Meeting to approve and sign the Minutes.

Proposal for the second item of the agenda:

It is proposed to the Shareholders’ Meeting ‘to approve the documentation for Fiscal Year 2016 required by CNV Rules Title IV, Chapter I, Section 1 (N.T. 2013), namely, the Board Annual Report and its Annex I (report on the degree of compliance with the Code of Corporate Governance); the Informative Briefing; the Report of CNV Rules Title IV Chapter III Section 12 and the Buenos Aires Stock Exchange Rules Section 68; the Financial Statements and all their accompanying Notes and Annexes; the Report from the Supervisory Committee, the Annual Report submitted by the Audit Committee, and the rest of the documentation for the fiscal year, including English language documentation required by the Securities & Exchange Commission, shall be approved, in the manner in which it was submitted and adopted by the Board of Directors, the Supervisory Committee and the Audit Committee, respectively, in their areas of competence.’

Proposal for the third item of the agenda:

The Board of Directors proposes that the total amount of Retained Earnings as of December 31, 2016 (P$3,975 million) should be allocated to the constitution of a ‘Reserve for Future Cash Dividends’

Moreover, it is proposed that the Shareholders’ approve the withdrawal of P$2,730 million from the ‘Voluntary Reserve for Capital Investments’ and the withdrawal of the total amount of the ‘Voluntary Reserve for Future Investments’ (P$2,904 million), which were allocated during previous Fiscal Years, increasing the ‘Reserve for Future Cash Dividends’ with these withdrawals.

Proposal for the fourth item of the agenda:

No proposal is formulated on this item, submitting for the consideration of the Meeting the performance of Board Members who have served from April 29, 2016 to the date of this General Meeting.

Proposal for the fifth item of the agenda:

No proposal is formulated on this item, submitting for the consideration of the Meeting the performance of the Supervisory Committee Members who have served from April 29, 2016 to the date of this General Meeting.

Proposal for the sixth item of the agenda:

The proposal for the Meeting is that ‘the compensation of Board Members for their service during Fiscal Year 2016 (from the General Meeting of April 29, 2016 to the date of this Meeting) is for a total amount of P$36,900,000.00 (representing 0.92% of the ‘accountable earnings’, calculated according to CNV Rules Title II Chapter III section 3 (N.T. 2013) shall be approved, and that the Board shall be empowered to distribute said amount in the manner it deems appropriate. This amount includes the compensation for their technical-administrative functions served by a Director under employment contract.

Proposal for the seventh item of the agenda:

The proposal for the Meeting is that ‘the Board of Directors shall be authorized to make advance payments for Directors serving during Fiscal Year 2017 (from April 27, 2017 until the Meeting considering the documentation for said year, contingent upon what said Meeting resolves).’

Proposal for the eighth item of the agenda:

The proposal for the Meeting is that ‘the compensation for Supervisory Committee Members for their service during Fiscal Year 2016 (from the General Meeting of April 29, 2016 to the date of Meeting summon for April 27, 2017) for a total amount of P$6,500,000 shall be approved, and that such amount shall be distributed in equal proportions among the five regular members of said committee.’

Proposal for the ninth item of the agenda:

The Shareholders’ meeting held on April 29, 2016 appointed eleven Regular Directors and eleven Alternate Directors to perform as of the date of the referred Shareholders’ meeting and for three Fiscal Years. In reference to the resignation of one Regular Director and four Alternate Directors, the Shareholders’ meeting should designate their replacements to complete their terms that are for two (2) Fiscal Years.

The Board of Directors refrains from formulating a proposal regarding this item.

It is recorded that the Regular Director to be appointed will take the place of one resigning Regular Director that was nominated by the ANSeS-FGS, as well as the three Alternate Directors to be appointed. The Shareholders who shall propose the designation of Directors are reminded that Board Members are required to notify to the Meeting whether they are ‘independent’ or ‘non-independent’ according to the Rules of the CNV.

Proposal for the tenth item of the agenda:

The Board of Directors refrains from formulating a proposal regarding this item. The

Shareholders are informed that the Corporate Bylaws require the Supervisory Committee to be comprised of three or five regular members and three or five alternate members, and that the number and election of members shall be resolved by the Meeting.

Proposal for the eleventh and twelfth items of the agenda:

The Board refrains from formulating a proposal regarding the persons to be appointed as regular and alternate members of the Supervisory Committee. The shareholders are reminded that they shall propose the appointment of Supervisory Committee. Members are required to report to the Meeting whether they are ‘independent’ or ‘non-independent’ according to the CNV Rules. Furthermore, Law No. 26,831 section 79 states: ‘In publicly listed companies or companies with negotiable debt instruments, all members of the Supervisory Committee shall be independent’.

Proposal for the thirteenth item of the agenda:

The proposal for the Meeting is that ‘The Board of Directors shall be authorized to make advance payments for members of the Supervisory Committee to those who serve during Fiscal Year 2017 (from April 27, 2017 until the Meeting considering the documentation for said year, contingent upon what said Meeting resolves).’

Proposal for the fourteenth item of the agenda:

The proposal for the Meeting is that ‘the total compensation for Independent Auditors who served during Fiscal Year 2017 shall be determined at P$13,200,000 (which does not include VAT), broken down into P$6,600,000 for financial statement audit tasks, and P$6,600,000 for audit tasks in connection with the certification under Sarbanes-Oxley Section 404.’

Proposal for the fifteenth item of the agenda:

The proposal for the Meeting is that ‘the firm Price Waterhouse & Co. S.R.L. shall be appointed as the Independent Auditors of the Company’s financial statements for Fiscal Year 2017. If the proposal is accepted, Mr. Marcelo Daniel Pfaff would act as the regular certifying accountant, and Mr. Walter Rafael Zablocky would act has his alternate. Furthermore, it is proposed that the compensation of the appointed Independent Auditors shall be determined by the General Meeting considering the documentation for Fiscal Year 2017, empowering the Audit Committee to establish the method of service delivery and to make advance payments.’

Proposal for the sixteenth item of the agenda:

The proposal for the Meeting is that ‘in accordance with the estimate made by the Audit Committee, the budget for the operation of said Committee for Fiscal Year 2017 shall be approved in the amount of P$3,400,000.”

Sincerely,

Mariano M. Ibañez

Chairman

AUDIT COMMITTEE

MEETING MINUTES No. 181

MEMBERS IN ATTENDANCE: Mr. Esteban Macek, Mr. Alejandro Macfarlane and Mr. Martín Héctor D’Ambrosio

SECRETARY:	Mr. Héctor Daniel Cazzasa

EXTERNAL ADVISOR: Mr. Carlos Fernández Funes

DATE OF MEETING: March 16, 2017

PROCEEDINGS OF MEETING:

RELEVANT PART:

11. OPINION ON THE PROPOSALS THAT THE BOARD OF DIRECTORS INTENDS TO SUBMIT TO THE ANNUAL ORDINARY GENERAL MEETING OF THE SHAREHOLDERS

The Board of Directors of the Company, at its meeting No. 346 held on March 8, 2017, decided to request the opinion of the Audit Committee, in accordance with section 110, subsections a) and e) of Law 26,831 and Section 10A of the U.S. Securities Exchange Act, on the proposals that the Board of Directors intends to submit for consideration to the Annual Ordinary General Meeting of the Shareholders.

The proposals formulated are included below:

1)	The proposal to allocate the aggregate compensation of $36,900,000 to the members of the Board of Directors serving during Fiscal Year 2016 (from April 29, 2016 through the date of the Shareholders Meeting that would consider their compensation) and to empower the Board of Directors to distribute such amount among its members. The abovementioned amount includes the fees for the performance of the Directors’ duties and participation in the various Board Committees, as well as compensation for the technical and administrative functions served by a Director under employment contract.

The proposed amount represents 0.92% of Fiscal Year 2016 accountable earnings, calculated according to section 3, Chapter III, Title II of the Rules of the Comision Nacional de Valores (CNV) (N.T. 2013).

Furthermore, it is proposed that the Board of Directors be authorized to make advance payments to the directors who will serve during Fiscal Year 2017 (from the date of the shareholders meeting that considers this matter through the date of the meeting that reviews Fiscal Year 2017 documents), in compliance with the provisions of the General Corporations Law, and contingent upon the decision of the Shareholders Meeting that considers the financial statements of such fiscal year.

2)	The proposal to pay Price Waterhouse & Co. S.R.L., (“PwC”) for its services as External Independent Auditors of Telecom Argentina’s financial statements for Fiscal Year 2017, the amount of $13,200,000 without VAT, broken down into $6,600,000 for financial statement audit tasks, and $6,600,000 for audit tasks related to the certification under Section 404 of the Sarbanes Oxley Act.

3)	The proposal to appoint Price Waterhouse & Co. S.R.L. as Independent Auditors of the financial statements for the fiscal year ending on December 31, 2017, where Marcelo Daniel Pfaff would act as the regular certifying accountant and Walter Rafael Zablocky as his alternate. This proposal is formulated in accordance with the resolution of the Ordinary and Extraordinary Meeting held on April 29, 2016, which approved the extension of the turnover term for independent auditors for a term of up to three years, in accordance with CNV Resolution No 639/2015.

The Audit Committee has also been asked to report the amount of expenses assigned to its operation and training activities during Fiscal Year 2016 to be reported to the Shareholders Meeting, and perform an assessment of the funds it considers necessary to carry out its duties during Fiscal Year 2017, in order to request the Shareholders’ Meeting to approve the respective budget.

Opinion on the Proposal of compensation to the members of the Board of Directors acting during Fiscal Year 2016 and advance payments to those who shall serve in 2017

The Board of Directors submitted to the Audit Committee’s prior opinion the proposal that it would submit to the Shareholders, to assign to the directors acting in Fiscal Year 2016 (from April 29, 2016 until the date of the meeting that reviews their compensation) the aggregate compensation of $36,900,000. Furthermore, it is proposed that the Shareholders’ Meeting should delegate to the Board of Directors the authority to distribute such amount among its members. The abovementioned amount includes the fees for the performance of Directors’ duties and participation in the various Board Committees, as well as compensation for the technical and administrative functions served by a Director under employment contract.

In order to evaluate such proposal, the members of the Audit Committee have considered the following:

a)	the number of members of the Board of Directors (11 regular members and 11 alternate members), their roles, responsibilities and dedication to their functions;
b)	the participation of members of the Board of Directors in several committees (Audit Committee, Regulatory Compliance Committee, Steering Committee and Operations Committee) which demand high professionalism and many hours of work, and involve a high level of responsibility; additionally, the compensation for technical and administrative tasks by a Director under employment contract has been considered;
c)	the consistency of this proposal with those submitted in previous fiscal years;
d)	the updated survey conducted on the Autopista de Informacion Financiera of the Comision Nacional de Valores, “CNV”, regarding remunerations paid to directors of other companies similar to Telecom Argentina during the last fiscal year, as reported by such companies. Such survey shows that the fees proposed for Telecom Argentina’s directors, as a whole, are consistent with the average amounts paid by such organizations and by Telecom Argentina in previous years;
e)	the fact that total amount of fees proposed represents a small percentage (0.92%) of accountable earnings for Fiscal Year 2016, calculated according to CNV Rules.

Based on the above, it is agreed that the total remuneration of $36,900,000 proposed by the Board of Directors for directors acting during Fiscal Year 2016 from April 29, 2016 through the date of the Shareholders’ Meeting reviewing its compensation is reasonable (under the terms of section 2 subsection d of Chapter III, Title II, of CNV Rules). The factors considered include the number of directors and their responsibilities, representation, and technical tasks as members of several Board committees; the technical and administrative tasks performed by a Director under employment contract; the dedication to the role, competence and professional reputation of directors, and the market value of their services. Furthermore, the proposal does not involve any infringement of any legal, regulatory or statutory provision applicable to the Company.

The Audit Committee also considers reasonable, according to market practices, the proposal to authorize the Board of Directors to make advance payments to those directors acting during Fiscal Year 2017 (from the date of the shareholders meeting that considers this matter through the date of the meeting that reviews Fiscal Year 2017 documents), in compliance with the provisions of the General Corporations Law, and contingent upon the decision of the Shareholders Meeting that considers the financial statements of such fiscal year.

2)	Opinion on the Proposal of Fees payable to the Independent Auditors for Fiscal Year 2016

The Board of Directors has requested the opinion of the Audit Committee on the proposal it intends to submit to the Shareholders regarding the fees to be paid to Price Waterhouse & Co. S.R.L., for their services as Independent Auditors of the financial statements of Telecom Argentina for fiscal year 2016. The proposal to be submitted at the Shareholders’ Meeting provides for the payment of $13,200,000 without VAT, of which $6,600,000 are fees for financial statement audit tasks and $6,600,000 are fees for the audit activities performed in connection with the certification under Section 404 of the Sarbanes Oxley Act.

 The Audit Committee considers that the amount of $6,600,000 that the Board of Directors would propose to the Shareholders’ Meeting as compensation for the financial statement audit tasks performed by the Independent Auditors during fiscal year 2016 is reasonable and consistent with the importance, magnitude and quality of the tasks performed, and is within the range of the fees approved by other listed companies similar to Telecom Argentina.

Likewise, taking into account the complexity of the task and the specialization required for the Independent Auditors to perform the audit in respect of the certification under Section 404 of the Sarbanes Oxley Act, the Audit Committee concludes that the amount of $6,600,000 that the Board of Directors will propose to the Shareholders’ Meeting as remuneration for audit tasks perform is also deemed reasonable.

3)	Opinion on the Proposal to Appoint the Independent Auditors for Fiscal Year 2017

The Board will propose to the General Meeting the appointment of Price Waterhouse & Co. S.R.L. as Independent Auditors of the financial statements for the fiscal year ending on December 31, 2017, where Marcelo Daniel Pfaff would act as the regular certifying accountant and Walter Rafael Zablocky as his alternate. This proposal is formulated consistently with the resolution of the Ordinary and Extraordinary Meeting held on April 29, 2016, which approved the extension of the turnover term for independent auditors for a term of up to three years, in accordance with CNV Resolution No 639/2015.

In early 2016, the Audit Committee conducted an evaluation of the background and performance of Price Waterhouse & Co. S.R.L ("PwC"), the current external independent auditors, in order to issue a substantiated opinion as required by section 28 subsection c), Section VI, Chapter 111, Title II of the Standards (N.T. 2013 and amendments) of the CNV.

The assessment conducted on this occasion was based mainly on the knowledge of the background and performance of the firm, as part of the Audit Committee’s activities of annual oversight and evaluation of external auditors with the aim to achieve achieve reliability in the financial information that the Company provides to regulatory entities, investors, and markets.

Additionally, as part of the assessment process, the Committee interacted with the Company’s Management, the Internal Audit Department and other professionals, managers and directors in the organization who are in touch with the signing partner and with other members of the PwC audit team. The goal was to gather views on the firm’s performance, which, jointly with the Audit Committee’s own analysis and evaluation, led to an opinion, reaching a conclusion on the performance of the abovementioned professional firm.

Additionally, in the conduct of the Audit Committee’s day-to-day oversight of the external audit function, it has been verified that the audit team has a proper understanding of the Company’s business, its operations, the telecommunications industry and the impact that relevant industry aspects and circumstances have on the Company’s business. Additionally, its staff, both the audit and the support teams, at national and international level, have deep knowledge of its systems and business processes, in particular, the financial reporting process.

Another element considered in the analysis and evaluation of the work team is the adequate interaction and communication with the Audit Committee. In this regard, PwC’s audit team and, in particular, the partners in charge of leading the assignment have kept frequent and open communication with this Committes. The quality of communications, the drafting of audit findings, and their timely execution have also been considered in our evaluation of PwC’s performance.

To summarize, PwC is a renowned local and international firm with a vast and outstanding professional record, and its procedures meet high levels of quality and independence from audited companies. Additionally, it is deeply knowledgeable of the business of the Telecom Argentina Group and of its administrative and internal control structure.

Therefore, the Audit Committee, based on the background of the proposed firm, considering its performance in previous years and the abovementioned considerations, unanimously resolved to submit to the Board a favorable opinion on the proposal to appoint PwC as External Independent Auditors for the Fiscal Year 2017.

Audit Committee Expenses - 2016 Report and 2017 Budget

The Board of Directors requested the Audit Committee to report the expenses incurred in its operation and training activities in Fiscal Year 2016, and to estimate the amount that it considers necessary to carry out its activities in 2017, in order to request the approval by the Shareholders’ Meeting of the relevant budget.

Mr. Cazzasa submitted a report on the expenses incurred by the Committee from May 2016 through April 2017, segregating those already incurred and those to be accrued until the closing of such budget period. The members of the Committee reviewed the different items included in the report, which showed aggregate expenses of $1,011,038 for such period.

Continuing with discussions concerning the budget, in view of the activities performed during the previous fiscal year, the training and advisory needs estimated for the current year, and the hiring of services required for the effective performance of its tasks and responsibilities, as well as the general evolution of costs, the members of the Audit Committee resolved to request the Shareholders’ Meeting to approve an operating budget of $3,400,000 for Fiscal Year 2017.

A copy of the expense report submitted by Mr. Cazzasa and of the directors’ fees survey in the ‘Autopista de Información Financiera’ were included in the folder with supporting and background documentation of the matters discussed by the Committee.

There being no further business to transact, it was unanimously resolved that the Chairman, Mr. Esteban G. Macek, sign this document on behalf of the Audit Committee and forward it to the Board of Directors of Telecom Argentina S.A.

Buenos Aires, March 16, 2017

Esteban G. Macek

Chairman of the Audit Committee

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	March 22, 2017	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations